Exhibit 21

Subsidiaries of Registrant

The following companies are subsidiaries of New Jersey Mining Company as of December 31, 2016.  Unless otherwise noted, a subsidiary (50% or greater ownership) are owned 100%.

1.

Idaho Champion Resources, LLC, an Idaho limited liability company

2.

Golden Chest LLC, an Idaho limited liability company

3.

Butte Highlands JV, LLC, an Idaho limited liability company (50%)